UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of September 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.

(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto are selected quarterly and year to date unaudited condensed consolidated financial information for magicJack VocalTec Ltd. and its subsidiaries, for the period between January 1, 2010 and June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

Date: September 13, 2011

The following unaudited consolidated financial information presents summary information and does not include notes and other information required by Generally Accepted Accounting Principles in the United States. This information should be read in conjunction with magicJack VocalTec’s audited consolidated financial statements included in the annual report on Form 20-F for the year ended December 31, 2010.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
(in thousands, except per share information)

	Fiscal Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011

Statement of Operations Information:
Revenues	$30,798	$30,579	$29,788	$28,513	$30,086	$28,818
Cost of revenues	15,083	14,021	13,750	14,319	12,993	12,096
Gross profit	15,715	16,558	16,038	14,194	17,093	16,722
Operating expenses	19,244	15,303	15,099	15,152	14,162	14,248
Operating (loss) income	(3,529)	1,255	939	(958)	2,931	2,474
Interest expense	(146)	-	-	-	-	(40)
Other income (expense), net	1,156	(798)	57	203	(1,103)	750
Gain on extinguishment of debt	-	234	-	-	-	-
(Loss) income before provision (benefit) for
income taxes	(2,519)	691	996	(755)	1,828	3,184
Provision (benefit) for income taxes	7	-	180	(219)	28	24
Net (loss) income	$(2,526)	$691	$816	$(536)	$1,800	$3,160

(Loss) earnings per ordinary share:
Basic	$(0.28)	$0.05	$0.09	$(0.05)	$0.16	$0.28
Diluted	$(0.28)	$0.05	$0.09	$(0.05)	$0.15	$0.27

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
(in thousands)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2010	2010	2010	2010	2011	2011
ASSETS
Current assets:
Cash and cash equivalents	$12,280	$10,925	$21,383	$28,628	$27,927	$19,463
Marketable securities, at fair value	22,932	23,103	21,577	19,331	21,086	20,200
Accounts receivable, net	11,458	9,685	12,730	10,336	11,423	11,662
Inventories	2,700	2,885	3,204	3,008	4,303	6,134
Deferred costs	9,025	9,343	8,638	6,615	5,991	5,170
Deposits and other current assets	1,301	648	1,793	1,541	1,151	1,616
Total current assets	59,696	56,589	69,325	69,459	71,881	64,245

Property and equipment, net	2,251	1,907	3,685	3,771	3,718	3,402
Intangible assets, net	3,123	2,896	8,970	7,275	6,779	12,494
Goodwill	17,218	17,218	29,609	32,304	32,304	32,304
Deposits and other non-current assets	1,535	1,535	2,064	1,739	1,700	1,810
Total assets	$83,823	$80,145	$113,653	$114,548	$116,382	$114,255

LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$5,424	$5,141	$5,358	$2,590	$5,417	$4,494
Accrued expenses and other current liabilities	8,200	7,448	7,013	9,834	10,419	11,147
Accrued bonuses	-	-	-	1,000	-	-
Deferred revenue, current portion	56,813	55,532	57,688	58,087	54,680	49,025
Current portion of long-term debt	3,943	-	-	-	-	-
Total current liabilities	74,380	68,121	70,059	71,511	70,516	64,666

Deferred revenue, net of current portion	27,844	31,099	34,183	34,121	39,852	44,151
Other non-current liabilities	-	-	1,067	664	629	3,953
Total liabilities	102,224	99,220	105,309	106,296	110,997	112,770

Redeemable ordinary shares, No par value	5,915	6,067	8,833	8,373	7,200	8,210
Capital deficit:
Total capital deficit	(24,316)	(25,142)	(489)	(121)	(1,815)	(6,725)
Total liabilities and capital deficit	$83,823	$80,145	$113,653	$114,548	$116,382	$114,255

Additional Selected Share Information
Ordinary shares outstanding at end of period	10,523	10,563	11,733	11,806	11,538	11,249
Treasury shares repurchased during quarter	-	-	3	-	342	395

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION
(in thousands)

	Three Months	Six Months	Nine Months	Twelve Months	Three Months	Six Months
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2010	2010	2010	2010	2011	2011
Cash flows from operating activities:
Net (loss) income	$(2,526)	$(1,835)	$(1,019)	$(1,555)	$1,800	$4,960
Adjustments to reconcile net (loss) income to
net cash provided by operating activities:
Provision for doubtful accounts and billing adjustments	666	1,901	3,209	6,701	2,742	5,071
Stock-based compensation	4,290	4,990	5,105	5,075	56	324
Depreciation and amortization	729	1,421	2,127	2,946	992	2,055
Deferred income tax provision	-	-	-	187	23	46
Interest expense - non-cash	28	85	85	85	-	40
Realized (gain) loss on sale of securities	(902)	237	437	694	1,309	757
Gain on extinguishment of debt	-	(234)	(234)	(234)	-	-
Contributed services	-	-	-	75	19	38
Changes in operating assets and liabilities	7,094	9,283	5,796	9,388	(481)	(7,194)
Net cash provided by operating activities	9,379	15,848	15,506	23,362	6,460	6,097

Cash flows from investing activities:
Sales of marketable securities, net of purchases	(5,442)	(8,791)	(5,437)	(4,000)	(1,120)	(217)
Proceeds from sales of short positions, net of purchases	-	-	-	-	-	140
Purchases of property and equipment	(39)	(724)	(961)	(2,647)	(242)	(617)
Merger with Vocaltec, net of cash acquired	-	-	7,777	7,777	-	-
Acquisition of Dialmaxx, net of cash acquired	-	-	-	(924)	-	-
Acquisition of other intangible assets	-	(24)	(37)	(61)	(2)	(1,517)
Net cash (used in) provided by investing activities	(5,481)	(9,539)	1,342	145	(1,364)	(2,211)

Cash flows from financing activities:
Proceeds from sale of ordinary shares, net of
issuance costs	-	-	-	565	-	-
Repurchase of ordinary shares to settle bonus
withholding liability	(3,981)	(3,981)	(3,981)	(3,960)	-	-
Purchase of treasury stock	-	-	(81)	(81)	(6,518)	(14,406)
Repayment of debt	(1,000)	(4,766)	(4,766)	(4,766)	-	-
Proceeds from exercise of ordinary share options	28	28	28	28	721	1,355
Net cash used in financing activities	(4,953)	(8,719)	(8,800)	(8,214)	(5,797)	(13,051)
Net (decrease) increase in cash and cash equivalents	(1,055)	(2,410)	8,048	15,293	(701)	(9,165)
Cash and cash equivalents, beginning of period	13,335	13,335	13,335	13,335	28,628	28,628
Cash and cash equivalents, end of period	$12,280	$10,925	$21,383	$28,628	$27,927	$19,463